Exhibit 99. 1

FOR IMMEDIATE RELEASE

Melco Resorts Finance Announces Pricing of 4.875% Senior Notes Offering

MACAU, Wednesday, June 28, 2017 - Melco Resorts Finance Limited (“Melco Resorts Finance”) announces that it has priced its international offering of 4.875% senior notes due 2025 (the “Additional Notes”). Melco Resorts Finance is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited (“Melco”).

The offering consists of US$350 million aggregate principal amount of Additional Notes, priced at 100.75% of the principal amount plus accrued interest from June 6, 2017 to, but not including, the issue date of the Additional Notes. Melco Resorts Finance intends to use the net proceeds from the offering to repay in full a drawdown in the amount of US$350 million from the revolving credit facility under the amended and restated credit facilities entered into by Melco Crown (Macau) Limited, a subsidiary of Melco Resorts Finance, in 2015.

The Additional Notes are proposed to be senior obligations of Melco Resorts Finance, ranking equally with all of Melco Resorts Finance’s existing and future senior indebtedness and will constitute additional Notes under the indenture, dated June 6, 2017, pursuant to which Melco Resorts Finance issued US$650 million aggregate principal amount of 4.875% Senior Notes due 2025 on June 6, 2017. Melco will not be a guarantor of the Additional Notes.

The Additional Notes are being offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The Additional Notes will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Melco Resorts Finance does not intend to register any portion of the offering of the Additional Notes in the United States.

Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Melco Resorts & Entertainment Limited

Incorporated in the Cayman Islands with limited liability

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Melco Resort Finance’s or Melco’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Melco’s filings with the SEC. All information provided in this press release is as of the date of this press release, and neither Melco Resorts Finance nor Melco undertakes any duty to update such information, except as required under applicable law.

For media enquiry, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-resorts.com

For investment community, please contact:

Ross Dunwoody

Vice President, Development and Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com